ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE V
VALUATION ACCOUNTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(In Thousands)

Column A	Column B	Column C	Column D	Column E
	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 31, 2001	$ 6,281	$ 2,345	$ 583	$ 8,043
Year ended December 31, 2000	$ 7,037	$ 1,195	$ 1,951	$ 6,281
Year ended December 31, 1999	$ 5,205	$ 2,942	$ 1,110	$ 7,037